Exhibit 99.2

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company

Oromin Explorations Ltd.
Suite 2000, 1055 West Hastings Street
Vancouver, B.C.
V6E 2E9

Item 2	Date of Material Change

October 14, 2010

Item 3	News Release

The news release was disseminated on October 14, 2010 by Marketwire.

Item 4	Summary of Material Change

The Company announced $13 Million “Bought Deal” financing.

Item 5	Full Description of Material Change

See attached news release.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

The following executive officer of the Company is knowledgeable about the material change and may be contacted regarding the change:

James Stewart
Secretary

Telephone:	604.331.8772
Facsimile:	604.331.8773

Item 9	Date of Report

October 14, 2010

PRESS RELEASE

OROMIN EXPLORATIONS LTD. ANNOUNCES $13 MILLION “BOUGHT DEAL” FINANCING

Not for distribution to United States newswire services or for dissemination in the United States

Oromin Explorations Ltd. (TSX:OLE) (“Oromin”) is pleased to announce that it has entered into an agreement with a syndicate of investment dealers led by Cormark Securities Inc. and RBC Capital Markets (the “Underwriters”), which have agreed to purchase, on a bought deal basis, 10 million common shares (the “Shares”) of Oromin at a purchase price of $1.30 per Share (the “Offering Price”), for aggregate gross proceeds in the amount of $13 million (the “Offering”).

In addition, the Company has granted the Underwriters an option to purchase up to an additional 1.5 million Shares (representing 15% of the base Offering) at the Offering Price exercisable within 30 days after the closing of the Offering for additional gross proceeds in the amount of up to approximately $1.95 million.

The Offering is scheduled to close on or about November 4, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The net proceeds of the Offering will be used for general corporate purposes.

These securities offered have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

This press release shall not constitute an offer to sell or solicitation of an offer to buy the securities in any jurisdiction. The common shares will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

Caution regarding forward-looking information:

Statements contained in this document which are not historical facts are forward-looking statements that involve risk, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. This forward-looking information includes, or may be based upon, estimates, forecasts, and statements as to management’s expectations with respect to, among other things, the outcome of legal proceedings, the issue of permits, the size and quality of the company’s mineral resources, progress in development of mineral properties, future production and sales volumes, capital and mine production costs, demand and market outlook for metals, future metal prices and treatment and refining charges, and the financial results of the company. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market metal prices; impact of change in foreign currency exchange rates and interest rates; imprecision in reserves estimates; environmental risks including increased regulatory burdens; unexpected geological conditions; adverse mining conditions; political risks arising from operating in developing countries; legal title to properties, outcome of litigation, changes in government regulations and policies, including laws and policies; and failure to obtain necessary permits and approvals from government authorities; and other development and operating risks.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that mineral resources will be converted into mineral reserves.

Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this document. The Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

To find out more about Oromin Explorations Ltd., visit www.oromin.com.

On behalf of the Board of Directors of

OROMIN EXPLORATIONS LTD.

“Chet Idziszek”
Chet Idziszek, President